                                                                       EXHIBIT 7

                              EMPLOYMENT AGREEMENT

    This Employment Agreement (hereinafter referred to as the "Agreement") is made and entered into this 10th day of December, 1996 by and among American Medical Response, Inc., a Delaware corporation ("American"), STAT Healthcare, Inc., a Delaware corporation (hereinafter referred to as "Employer"), and Russell D. Schneider, (hereinafter referred to as "Employee").

    WHEREAS, American is engaged in the healthcare services businesses and expects to, pursuant to an Agreement and Plan of Merger dated as of October 7, 1996 among American, Employer and SHI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of American ("Acquisition Sub"), under which Acquisition Sub will merge with and into Employer (the "Merger"), acquire all of the outstanding stock of Employer;

    WHEREAS, Employee is or will be employed by Employer in a confidential relationship wherein Employee, in the course of his employment, will become familiar with and aware of information as to the specific manner of doing business and the customers of the Employer, American and their respective subsidiaries and affiliates and future plans with respect thereto, all of which will be established and maintained at great expense to Employer, American and their respective subsidiaries and affiliates.

    WHEREAS, Employee recognizes that the business of Employer, American and their respective subsidiaries and affiliates depends upon a number of trade secrets, including secret techniques, methods and data. The protection of these trade secrets is of critical importance to Employer, American and their respective subsidiaries and affiliates.

    WHEREAS, subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and Employee desires to be employed by Employer; and

    NOW, THEREFORE, in consideration of the employment of Employee and the compensation to be paid by Employer to Employee, the Employee hereby accepts employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

    1. TERM. This Agreement shall commence upon the consummation of the Merger (the "Effective Date") and shall continue for a period of three years or until terminated in accordance with the provisions set forth herein.

    2. DUTIES. The Employee shall perform the following duties pursuant to this Agreement:

    a. Employee shall be employed at Employer's office in Houston, Texas, or at such other location(s) as may be determined by Employer.

    b. Employee shall be actively involved in Employer's day-to-day activities and will have the duties assigned to Employee from time to time by the Employer.

    c. Employee shall be available to assist Employer and its subsidiaries and related entities in any way deemed appropriate, commensurate with the duties of a corporate executive.

    c. All funds received by Employee on behalf of Employer, if any, shall be held in trust for Employer and shall be delivered to Employer as soon as practicable.

    d. Employee acknowledges that Employer is an equal opportunity employer, and that it is Employer's established policy not to discriminate on the basis of age, marital status, race, color, sex, religion or national origin, or to violate any federal or state anti-discrimination law. Employee shall be responsible for carrying out and implementing the foregoing policy throughout the operations and activities of Employer.

    3. COMPENSATION PACKAGE. For all services provided, Employee shall be compensated as follows:

    a. ANNUAL SALARY. Effective as of the Effective Date, Employer shall pay Employee an annual salary of $150,000, payable in accordance with Employer's customary pay practices as from time to time in effect.

    b. INCENTIVE COMPENSATION. Employee may be entitled to receive additional compensation as set forth below:

        (i) performance Bonuses authorized by the Compensation Committee of the Board of Directors of American.

        (ii) participation in employee benefit programs subject to and on a basis consistent with the terms, conditions and overall administration of such programs.

    c. EXPENSES REIMBURSED. Employee shall be entitled to reimbursement for expenses incurred on behalf of Employer in the performance of his duties hereunder, consistent with Employer's reimbursement policies.

    d. DISABILITY PAY. Employee shall be entitled to receive for a period of up to six (6) months his base salary during such time as, because of illness or physical or mental disability or other incapacity, he is unable to perform his duties under this Agreement. Such amounts payable shall be offset by any amounts paid to Employee under disability insurance policies maintained by Employer.

    e. STOCK OPTION. The Employee may receive incentive stock options as recommended by Employer and upon the approval of the Compensation Committee of the Board of Directors of American.

    4. SOLE EMPLOYMENT. During the term of this Agreement, the Employee shall devote his entire time, attention and best efforts to advancing the business and good reputation of Employer, its subsidiaries and affiliates, and shall not during the term of his employment provide personal services for compensation, whether received directly or indirectly, to any other business or commercial enterprise, either alone, or as a member of a partnership, or an officer, director, shareholder or employee of any other corporation or business, or as a consultant or independent contractor. This Section shall not prevent Employee from making passive investments, so long as such investments do not require Employee to perform any services which interfere with the performance of Employee's duties under this Agreement.

    5. CONFIDENTIALITY, NON-DISCLOSURE AND OWNERSHIP OF CONFIDENTIAL INFORMATION. The Employee acknowledges that during his employment, he will gain access to, or possession or knowledge of, numerous trade secrets, confidential information and other valuable properties, including, but not limited to, hospital and healthcare facility client lists, client files and records, lists of potential clients, prospects or targets, and/ or other market and marketing data and plans, price books, promotional devices and methods, business methods, manuals and plans, business and sales techniques and research and development (hereinafter referred to collectively as "Confidential Information"). Confidential Information shall not include information in the public domain or attainable from information generally available to the public. Employee acknowledges that such Confidential Information is unique and a valuable asset which is owned solely by Employer and is to be used only for Employer's benefit. Employee shall not, during or after the term of employment, disclose, divulge, reveal, transfer, reproduce, sell, capitalize upon or take advantage of such Confidential Information and in addition, Employee shall exercise all reasonable efforts and precautions to protect such Confidential Information form misappropriation, misuse, disclosure, breach of confidentiality, or other conduct or action inconsistent with Employer's rights. Upon termination, Employee shall return immediately to Employer all Employer's property (including, without limitation, Confidential Information) in Employee's possession or control.

    6.  CONFIDENTIAL INFORMATION: COVENANT NOT TO COMPETE.

    a. Employer acknowledges that Employee has previously been involved in an executive capacity for a long period of time in the healthcare services business and that Employee has acquired substantial knowledge concerning that business as a result of such experience. Employee acknowledges that his

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
       contact with physicians and medical institutions as a result of his employment by Employer will result in a personal relationship being established between Employee and such physicians and/or the administration of such medical institutions whereby Employee could influence the future actions of such medical institutions and/or physicians relative to the renewal or cancellation of contractual relationships between Employer, its subsidiaries and/or affiliates and such medical institutions and/or physicians. Furthermore, Employee acknowledges and agrees that Employee's employment by Employer will result in the acquisition by Employee of confidential information concerning the method of operation and administration of Employer and its subsidiaries and affiliates and of medical institutions and physicians with whom Employer and its subsidiaries and affiliates transact business, including, but not limited to, fee schedules, formulas and special client requirements. Employee acknowledges and agrees that such confidential information would create an unfair advantage in the event Employee were to attempt to solicit or provide services of a similar nature to a medical client of Employer, its subsidiaries or affiliates.

            Accordingly, Employee agrees not to disclose Confidential Information and agrees not to interfere with the contractual relationship between Employer, its subsidiaries, and/or affiliates and any medical institution and/or physician for a period of two (2) years after termination of employment.

    b. Employee agrees, during the term hereof, and for a period of two (2) years following the termination of employment hereunder, that he will not, directly or indirectly, by himself, or as a shareholder, employee, director, officer, partner, contractor or agent of another, enter into any business or activity anywhere within 100 miles of any location in which Employer or any of its subsidiaries or affiliates conducts non-transportation business in competition with Employer or its subsidiaries or affiliates and that would involve the following: (i) the solicitation of hospitals or other healthcare facilities to provide emergency department, kidney dialysis, or healthcare management services or other contract physician services similar to or in competition with such services provided by Employer or any of its subsidiaries or affiliates providing similar services; or (ii) the solicitation of hospitals or other healthcare facilities that are clients or prospective clients (potential clients as to which a marketing presentation has been made within six (6) months of the date of termination of this Agreement) of Employer to provide any physician staffing, recruitment or management services similar to or in competition with services provided by Employer or its subsidiaries and with which Employee was associated. Notwithstanding the foregoing, Ownership of up to 5% of the outstanding equity or debt securities of any publicly traded entity which engages in such activities shall not of itself constitute a breach of this Agreement.

    c. Employee acknowledges that Employer is a party to those certain Professional Services Agreements with Columbia/HCA Healthcare Corporation ("Columbia") dated as of February 1, 1996 and October 1, 1996, respectively, (collectively, the "Columbia Agreements") whereby Employer provides services to certain Columbia facilities ("Facilities"). Employee agrees that, for a period commencing on the date hereof and continuing until two (2) years following termination of the Columbia Agreements, he will not, without prior written approval of Columbia, either individually or as an employee, agent, officer or director of a third party, directly or indirectly (i) render any professional, administrative, advisory or consulting services to or for any physician clinic, independent physician organization or similar physician organization within a ten mile radius of any hospital or similar facility to which Employer has provided services under the Columbia Agreements, or (ii) solicit, raid, entice or induce any person who is (or was at any time within the one year period immediately preceding such termination) an employee or independent contractor of any Facility to (y) terminate his employment or contract with such Facility, or (z) become employed by or contract with any other person, firm, or corporation, and Employee will not approach any such employee or independent contractor for such purpose or authorize or knowingly approve the taking of such actions by any other persons.

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
    7. SOLICITATION OF OTHER EMPLOYEES. Employee shall not, until two (2) years subsequent to the termination of employment, solicit or seek to influence, either directly or indirectly, any employee or any physician or healthcare provider under contract with Employer or any of its subsidiaries or affiliates, to enter into any employment agreements, independent contractor arrangement, or any other contractual arrangement whereby such individual would perform services for compensation, either directly or indirectly, for any person, firm, corporation or other entity or business that provides products or services in competition with the Employer or any of its subsidiaries or affiliates.

    8. TRANSFER OF AMERICAN COMMON STOCK. Employee acknowledges and agrees that as an executive he will be subject to American's policies with respect to transactions in American Common Stock, as such policies are in effect from time to time. Employee acknowledges that, as of the Effective Date, he is the owner of 703,730 shares (the "Employee Shares") of the common stock of American, $.01 par value ("American Common Stock"), which Employee Shares represent all of the shares of American Common Stock held by Employee. In the event that Employee shall, without the prior written consent of American, sell, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Employee Shares (including any shares of American Common Stock distributed in respect of the Employee Shares), except in such amounts and on or following such dates (the "Release Dates") set forth on SCHEDULE A hereto, Employee shall pay to Employer on or as soon as practicable following each such Release Date the product of (y) the number of shares of American Common Stock sold by Employee in excess of that permitted hereunder as of such Release Date (the "Excess Shares"), and (z) the difference between (1) the weighted average selling price of the Excess Shares and (2) the closing price of American Common Stock as of such Release Date or, if such Release Date is not a business day, on the next business day following such Release Date, as reported in The Wall Street Journal.

    9. BREACH AND REMEDIES. Employee acknowledges that the breach or threatened breach of any of the covenants set forth in this Agreement will result in immediate and irreparable injury to Employer. Accordingly, Employee agrees that in addition to any rights or remedies available to Employer for a breach or threatened breach by Employee of any of the provisions set forth above, Employer shall be entitled to injunctive relief to enforce the obligations of Employee contained therein. Nothing herein shall be construed as prohibiting Employer from pursuing any other legal or equitable remedies that may be available to it for any such breach or threatened breach, including the recovery of damages from Employee. In the event that any of the provisions of this Agreement are found to be unenforceable or void (either in whole or in part), then the offending portion shall be construed as valid and enforceable only to the extent permitted by law and the balance of this Agreement shall remain in full force and effect.

    10.  TERMINATION.  This Agreement may be terminated as follows:

    a. VOLUNTARY TERMINATION. Either party may terminate this Agreement without cause at any time upon sixty (60) days prior written notice to the other.

    b. TERMINATION FOR CAUSE. This Agreement may be terminated by Employer at any time for cause upon written notice to Employee, which notice shall specify the reason for termination. For purposes of this Section, cause shall include the following: fraud; substantial and continuous non-performance of assigned duties and unlawful activities for which Employee is convicted in a jurisdiction of the United States; and material breach of an express term of this Agreement.

    c. TERMINATION UPON DEATH OR DISABILITY. This Agreement shall terminate upon the death or permanent disability of Employee. Employee shall be deemed to be disabled if he qualifies as such for purposes of receiving long term or permanent disability payments under the group disability insurance program of Employer or in the event that he is unable to regularly and consistently perform his normal duties as contemplated hereunder for a continuous period of twelve (12) months.

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
    d. TERMINATION BENEFITS. Upon termination of Employee's employment pursuant to paragraph 10.c. or by Employer pursuant to paragraph 10.a., Employee shall be entitled to receive (i) all cash compensation earned under this Agreement to the date of termination PLUS (ii) an amount equal to last year's cash bonus, if any, prorated for any partial year prior to termination PLUS (iii) base compensation as in effect on the date prior to termination for an additional period of 12 months plus (iv) subject to any employee contribution applicable to the Employee on the date of termination, for a 12 month period following the date of termination Employer shall continue to pay for the cost of the Employee participation in Employer's group medical and dental insurance plans, provided that Employee is entitled to continue such participation under applicable state and federal law and plan terms.

    e. SURVIVAL OF CERTAIN PROVISIONS. In the event of termination of Employee's employment for any reason provided in this paragraph 10, all rights and obligations of Employer and Employee under this Agreement shall cease immediately, except that Employee's obligations under paragraphs 2.d., 5, 6, 7, 8 and 9 hereof shall survive such termination, and thereafter Employee shall have the right to receive, and Employer shall be obligated to pay, the compensation as set forth in paragraph 10.d.

    11. CONFIDENTIALITY. Employee agrees to keep this Agreement and its terms confidential except to the extent that disclosure is required by a lawfully constituted judicial or governmental authority or to the extent that such disclosure is authorized by the prior written consent of Employer and/or Employee.

    12. ENTIRE AGREEMENT. This Agreement supersedes and cancels any employment agreement previously executed by the Employee and Employer, its subsidiaries or affiliates. This Agreement contains the entire understanding between the parties hereto and supersedes and cancels any prior oral or written understanding and/or agreements between them respecting any subject matter of this Agreement. This Agreement may be amended or modified only in writing signed by both parties hereto.

    13. SEVERABILITY. If any provision, term, condition or clause of this Agreement or the application thereof shall be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

    14. GOVERNING LAW. THIS AGREEMENT IS MADE AND ENTERED INTO IN THE STATE OF TEXAS AND IS TO BE CONSTRUED IN ACCORDANCE WITH AND TAKE EFFECT UNDER THE LAWS OF THE STATE OF TEXAS.

    15. ASSIGNMENT. No party shall have any right to assign, mortgage, pledge, hypothecate or encumber this Agreement, in whole or in part, or any benefit or any rights accruing hereunder, without in any such case first obtaining the prior written consent of the other party hereto, except that Employer may assign this Agreement to a subsidiary or affiliate of Employer or American, provided that in the event of such an assignment, Employer shall remain responsible for its obligations hereunder. All rights hereunder are personal to the Employee and shall cease upon the termination of this Agreement.

    16. NOTICE. Any notice, or other written communication to be given pursuant to this Agreement for whatever reason shall be deemed duly given and received (a) if delivered personally, from the date of delivery, or (b) by certified mail, postage prepaid, return receipt requested, three (3) days after the date of mailing, addressed to the below parties as follows:

              TO: American Medical Response, Inc.
                 2821 South Parker Drive
                 Suite 1000
                 Aurora, Colorado 80014
                 Attn: General Counsel

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
              TO: Russell D. Schneider
STAT Healthcare, Inc.
                 12450 Greenspoint Drive
                 Suite 1200
                 Houston, Texas 77060

    17. MISCELLANEOUS. Any protection, benefits, rights or other provisions given to Employer in this Agreement shall also be deemed to apply to, protect and inure to the benefit of any subsidiary, affiliate or other business or person related or connected to Employer. All rights of the Employer expressed in this Agreement are in addition to any rights available under the common law or other legal principles. Section or paragraph titles or captions contained in this Agreement are inserted only as matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof. All pronouns and any variation thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of person or persons, firm or firms, corporation or corporations, and as context may require.

    IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

                                AMERICAN MEDICAL RESPONSE, INC.

                                By:  /s/ PAUL T. SHIRLEY
                                     -----------------------------------------
                                Title: PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                STAT HEALTHCARE, INC.

                                By:  /s/ VICTOR M. MIRANDA, M.D.
                                     -----------------------------------------
                                Title: PRESIDENT--EMERGENCY PHYSICIANS

EMPLOYEE:

/s/ RUSSELL D. SCHNEIDER
---------------------------------

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
                                                                      SCHEDULE A

PERMITTED TRANSFER PERCENTAGE                                   RELEASE DATE
------------------------------------------------------------  -----------------
Up to 25% of the Employee Shares............................  June 30, 1997

Up to 50% of the Employee Shares............................  December 31, 1997

Up to 75% of the Employee Shares............................  June 30, 1998

Up to 100% of the Employee Shares...........................  December 31, 1998

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